SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM

VIA FEDEX

July 6, 2006



Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of note to the Issuer's Deparment of the Argentine Securities Commission ("ASC"), dated as of June 14, 2006;
2. English translation of note No. 249 to the ASC, dated as of June 14, 2006;
3. English translation of note No. 253 to the ASC, dated as of June 20, 2006;
4. English translation of note No. 269 to the ASC, dated as of June 22, 2006;
5. English translation of note No. 279 to the ASC, dated as of June 27, 2006; and
6. English translation of note No. 282 to the ASC, dated as of June 27, 2006.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,



Jaime Mercado

Enclosures

cc: Marcelo Icikson

[Letterhead of Banco Hipotecario]

Buenos Aires, June 14, 2006

Messrs.
Issuers' Department
Argentine Securities Commission
25 de Mayo 175 – 3rd Floor
City of Buenos Aires

Re.:	Banco Hipotecario S.A. in re. Note Program for the Issuance of up to US$ 1,200,000,000 or its equivalent in other currencies (the "Program"). Application for reduction of listing amounts.

Ladies & Gentlemen,

In my capacity as Capital Markets Chief Officer of Banco Hipotecario S.A., please find attached the notes submitted to the Buenos Aires Stock Exchange and Mercado Abierto Electrónico S.A. on the date hereof whereby a reduction in the maximum listing amounts is applied for in regard to negotiable obligations outstanding under the Program.

Sincerely,

/s/
Marcelo Icikson

[Letterhead of Banco Hipotecario]

RECEIVED
2006 JUL 12 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Buenos Aires, June 14, 2006

Mrs. Nora Ramos
Manager, Technical and Securities Department,
Buenos Aires Stock Exchange
Sarmiento 299 – 2nd Floor
City of Buenos Aires

Re.: Banco Hipotecario S.A. in re. Note Program for the Issuance of up to US$ 1,200,000,000 or its equivalent in other currencies (the "Program"). Application for reduction of listing amounts.

Dear Mrs. Ramos,

I address you in my capacity as Capital Markets Chief Officer of Banco Hipotecario S.A. (the "Bank"), in order to apply for a reduction in the maximum listing amounts as authorized by this Stock Exchange.

As a result of the repurchase of negotiable obligations issued under the Program, duly reported to this entity, we hereby request the reduction of the listing amounts of the following securities:

(a) long term notes denominated in United States Dollars due 2013 for US$ 345,000,000 (United States Dollars three hundred forty five million) to US$215,000,000 (United States Dollars two hundred fifteen million); and

(b) long term notes denominated in Euros due 2013 for EUR 264,618,773 (EUR two hundred sixty four million six hundred eighteen thousand seven hundred seventy three) to EUR 244,000,000 (EUR two hundred forty four million).

Sincerely,

/s/
Marcelo Icikson

[Letterhead of Banco Hipotecario]

Buenos Aires, June 14, 2006

Messrs.
Mercado Abierto Electrónico S.A.
San Martín 344 – 18th Floor
City of Buenos Aires

Re.: Banco Hipotecario S.A. in re. Note Program for the Issuance of up to US$ 1,200,000,000 or its equivalent in other currencies (the "Program"). Application for reduction of listing amounts.

Ladies & Gentlemen,

I address you in my capacity as Capital Markets Chief Officer of Banco Hipotecario S.A. (the "Bank"), in order to apply for a reduction in the maximum listing amounts as authorized by this Stock Exchange.

As a result of the repurchase of negotiable obligations issued under the Program, duly reported to this entity, we hereby request the reduction of the listing amounts of the following securities:

(a) long term notes denominated in United States Dollars due 2013 for US$ 345,000,000 (United States Dollars three hundred forty five million) to US$215,000,000 (United States Dollars two hundred fifteen million); and

(b) long term notes denominated in Euros due 2013 for EUR 264,618,773 (EUR two hundred sixty four million six hundred eighteen thousand seven hundred seventy three) to EUR. 244,000,000 (EUR two hundred forty four million).

Sincerely,

/s/
Marcelo Icikson

[Letterhead of Banco Hipotecario]

NOTE No. 249

BUENOS AIRES, June 14, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: Public Offering Transparency Rules – Information under Section 3, Chapter XXI of the CNV Regulations.

Reference is made to File No. 764/06 related to the General Ordinary and Extraordinary Shareholders' Meeting to be held on June 22, 2006. Pursuant to such file and to the "full disclosure" and "transparency" criteria which should prevail in the capital markets (cf. Recitals of Decree 677/01), the Bank was proposed to publish Note No. 7542 through which an answer is given to the requirements made by the Commission, in the Financial Information Highway.

As required, the relevant portion of the above note is transcribed which reads as follows:

"BUENOS AIRES, June 8, 2006. Mrs. Mabel D'ORAZIO CEBEY, Argentine Securities Commission, Issuers Companies Department, Deputy Manager. Re.: CNV Note No. 2073/Emi. Amendment to the directors' compensation plan. The purpose of this letter is to answer the above note requiring us to inform about the nature of the amendment to the directors compensation plan, included as an item in the Agenda as reflected in the call to the Shareholders' Meeting to be held on June 22, 2006. In this regard, and in connection with the relevant item of the Agenda, which reads as follows: (ii) Amendment to the directors' compensation plan approved by the resolutions adopted at the General Ordinary Shareholders' Meetings No. 13 (held on 04/28/1999) and No. 47 (held on 04/28/2004), implementing the provisions of Section 14, paragraph c), clause (i) of the Corporate By-laws, please be informed that the Board of Directors of Banco Hipotecario S.A. does not intend to submit any project for the amendment of the above plan for its consideration by the Shareholders' Meeting. Notwithstanding, such item was incorporated as a result of the conversations held among private shareholders and the shareholder National State in order to solve the controversies related to this issue, and with the intention to help shareholders decide on whether or not it is necessary to amend the current directors' compensation plan......"

Sincerely,

/s/
Andrés F. Ocampo
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario]

NOTE No. 253

BUENOS AIRES, June 20, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: Audit Committee

Reference is made to the provisions included in item III.8 of General Resolution No. 400 issued by the Argentine Securities Commission.

In such regard, I hereby inform you that the Board of Directors of this Bank, at the meeting held on May 17, 2006, resolved to reorganize the membership of the Audit Committee taking into account the changes resulting from the Shareholders' Meetings held on 04/28/2006.

In view of the foregoing, such Audit Committee will be made up of the following members: Regular Directors, Messrs. Carlos Bernardo PÍSULA, Jorge L. MARCH (both of them external), Pablo D. VERGARA DEL CARRIL and Mr. Ernesto Saúl HERSCOVICH, Internal Audit Manager.

For the relevant purposes, attached hereto is the transcription of the relevant part of Board Minutes No. 192, pertaining to the referenced Board Meeting that evidences the appointment of officers.

Sincerely,

/s/
Ernesto VIÑES
Attorney-in-fact
Banco Hipotecario S.A.

TRANSCRIPTION OF THE RELEVANT PART OF BOARD MINUTES N° 192 OF BANCO HIPOTECARIO S.A. – "BOARD MINUTES N° 192. In the city of Buenos Aires, on May 17, 2006, at 3.40 p.m. a Meeting wad held at the registered office by the Board of Directors of BANCO HIPOTECARIO S.A.. The meeting was attended by President Mrs. Clarisa Diana LIFSIC de ESTOL, Vice President Eduardo S. ELSZTAIN and the following Regular Directors: for Class "A", Messrs. Jaime A. GRINBERG and Jorge Luis MARCH; for Class "C", Mr. Federico L. BENSADÓN and for Class "D" Messrs. Jacobo Julio DREIZZEN, Carlos B. PÍSULA, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL and Ernesto M. VIÑES. The meeting was also attended by the following Regular Syndics: for Class "A", Ms. Silvana GENTILE; for Class "B", Mr. Martín SCOTTO, and for Classes "D" and "C", Messrs. José Daniel ABELOVICH, Marcelo FUXMAN and Ricardo FLAMMINI. The absentees recorded were Directors Edgardo FORNERO and Saúl ZANG. Upon the statutory and regulatory quorum being met, the President put on record that Mr. FORNERO had granted a power of attorney in favour of Mr. GRINBERG, pursuant to the provisions of Section 266, (second paragraph), of the Argentine Business Companies Law No. 19,550, so that he may vote on his behalf at this meeting. Such instrument will be attached as an Exhibit hereto. (...)Thereupon, the President submitted to consideration the second item of the Agenda related to: **COMMITTEES REPORTING TO THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE. MEMBERSHIP.** In this regard, Mrs. ESTOL pointed out that in view of the changes in the Board of Directors by reason of the resignation and incorporation of new Members, it was in order to reorganize the membership of the various Committees reporting to the Board of Directors and the Executive Committee as well as to ratify or rectify the appointment of the Officers In Charge before the various controlling authorities. Upon having reviewed the composition of each one of the Committees and the appointment of the officers in charge as required by the controlling authorities, **the Board of Directors unanimously resolved to**: 1) Stipulate that the Committees that will report to the Board of Directors shall be made up as follows: **1.1. Audit Committee:** Directors: Carlos Bernardo PÍSULA, Jorge L. MARCH (both external) and Pablo D. VERGARA DEL CARRIL. The Committee will be assisted by the highest official in charge of the Internal Audit Division, Mr. Ernesto HERSCOVIH. Taking into account the regulations of the BCRA (Communication "A" 2525) establishing that the directors of the Audit Committee "shall discharge duties for a minimum term of two (2) years (always provided that their term of office does not expire on a prior date) and a maximum term of three (3) years", it was put on record that in view of the respective dates of appointment to hold office on the Audit Committee, Mr. PÍSULA may discharge duties until 07/07/07, Mr. VERGARA DEL CARRIL until 12/21/08 and Mr. MARCH until 05/17/09, except that, upon the expiry of their term of office, they were not re-elected as Directors. 1.2. **Committee of Corporate and Institutional Affairs:** President Mrs. Clarisa ESTOL, Vice President Eduardo S. ELSZTAIN and Director Edgardo FORNERO. 2) Maintain the current composition of the **Executive Committee.** 3) Stipulate that the Committees reporting to the Executive Committee, regardless of any decision it may adopt in the future, shall be made up as follows: 3.1 **Finance Committee:** President Mrs. Clarisa ESTOL, Directors: Jacobo Julio DREIZZEN, Jorge L. MARCH and Carlos B. PÍSULA, and the Manager of the Finance Division, Gabriel SAIDON. 3.2. **Loan Committee:** President Mrs. Clarisa ESTOL, Directors: Jacobo Julio DREIZZEN, Federico L. BENSANDON, Carlos B. PÍSULA and Ernesto M. VIÑES, the Controller Division Manager, Gustavo Daniel EFKHANIAN, Ms. Flavia GOMEZ BERET, Risk and Delinquency Division Manager; Mr. Miguel A. SARRIA, Manager of the Commercial Division, Mr. Gabriel SIADON, Manager of the Finance Division and Beat KRAMER, Manager of Banking – Companies. 3.3. **IT and Operations Committee:** President Mrs. Clarisa ESTOL, Manager of the Operations and Technology Division, Carlos

D. BERRUEZO, Controller Division Manager, Gustavo Daniel EFKHANIAN, Manager of the Organizational Development Division, Fernando RUBIN and Mrs. Aixa MANELLI, Manager of IT and Processes Development Division. 3.4. **Appointment and Remuneration Committee:** President Clarisa ESTOL, Vice President Mr. Eduardo S. ELSZTAIN and Director Saúl ZANG. 3.5 **Anti-Money Laundering Committee:** Directors Ernesto M. VIÑES and Carlos B. PÍSULA; Manager of the Finance Division Gabriel SAIDON, 4) Appoint the Officials in Charge reporting to the Controlling Authorities as follows: 4.1. **Anti-Money Laundering – Communication "A" 4459:** Regular: Director Ernesto M. VIÑES; Alternate: Director Carlos B. PÍSULA. Administrative Officer in Charge: Mr. Jorge GIMENO. 4.2. **Reporting Systems – Communication "A" 2593:** Regular: President Clarisa ESTOL. Alternate: Director Ernesto M. VIÑES. 4.3. **IT. Communication "A" 3198:** Regular: President Clarisa ESTOL; Alternate: Mr. Carlos D. BERRUEZO. Operations and Technology Division Manager. 4.4. **Minimum Capital Requirement for Market Risk – Communication "A" 3083:** The current Regular Officer in Charge will continue to hold office (Manager of the Finance Division Gabriel SAIDON) 4.5. **Foreign Trade – Communication "A" 3136:** The current Regular Office in Charge will continue to hold office (President Mrs. Clarisa ESTOL). 4.6. **Security – Communication "A" 3390:** the current officers in charge will continue to hold office (Regular: Security Manager Mr. Ricardo Alberto GASTON; Alternate: Mr. Vicente Luis PALO). 4.7. **Liquidity Policy – Communication "A" 2879:** Division in Charge: Management of Finance Division (Mr. Gabriel SAIDON); Regular Director in Charge: President Mrs. Clarisa ESTOL. 4.8. **Exchange Positions – Communication "A" 4246:** Regular: Manager of the Finance Division Mr. Gabriel SAIDON; Alternate: President Mrs. Clarisa ESTOL. 4.9. **Exchange Control – Communication "A" 4246:** Regular: Manager of the Finance Division Mr. Gabriel Gustavo SAIDON; Alternate: President Clarisa ESTOL. 4.10. **Relationship with the Market – Decree No. 677/01 issued by the Executive Branch:** The current Regular Officer in Charge will continue to hold office (Manager of the Finance Area Mr. Gabriel SAIDO). 4.11 **Customer Service – Communication "A" 4378:** Regular: Manager of Customer Service. Fernando PEÑA; Alternate: Customer Service Leader: Mr. Sebastián ARGIBAY MOLINA. Thereupon, Mrs. ESTOL states that, by reason of the diversified businesses currently dealt with by the Bank, she motioned that it would be advisable to promote the creation of a Housing Committee that will be vested with powers to evaluate the housing plans to be undertaken by the Bank. She further stated that the duties of the Committee will refer to the development of products in accordance with the evaluation of commercial plans and constructions projects. Adhering to the motion made, **the Board of Directors unanimously resolved to**: 1) Set up the Housing Committee to be made up of President Mrs. Clarisa ESTOL, Vice President Eduardo S. ELSZTAIN, Directors Federico L. BENSADON, Jaime A. GRINBERG and Gabriel REZNIK, Mr. Miguel SARRIA, Manager of the Commercial Division, Mr. Esteban Vainer, Manager of the Real Property Division and Mr. Sergio SARANITI, Manager of the Product Development Division. 2) Entrust the Committee referred to above with duties to evaluate, rate and follow up on the housing plans and development of new products related to construction projects.

This is a true transcription of the relevant part of Board Minutes N° 192 of the meeting held on May 17, 2006.
For purposes of being submitted to whom it may concern, these presents are issued and signed in Buenos Aires, on June 9, 2006.

/s/
Ernesto Viñes
Attorney-in-fact

[Letterhead of Banco Hipotecario]

NOTE No. 269

BUENOS AIRES, June 22, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: General Ordinary and Extraordinary Shareholders' Meeting held on 06/22/2006.

The purpose of this notice is to comply with the provisions set forth in the Regulations of the Argentine Securities Commission.

To such end, a summary of the resolutions on each item of the Agenda of the General Ordinary and Extraordinary Shareholders' Meeting held on 06/22/06 at the registered office of Banco Hipotecario S.A., located at Reconquista 151, 7th floor, City of Buenos Aires, is attached hereto.

Sincerely,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

Summary of the resolutions passed at the General Ordinary and Extraordinary Shareholders' Meeting of BANCO HIPOTECARIO S.A. held on 06/22/06.

Outstanding Capital Stock	$ 1,500,000,000
Present Capital Stock	$ 1,467,286,810
Percentage of Present Capital Stock in respect of Outstanding Capital Stock	97.82 %
Present Votes	278,479,867
Percentage of Present Votes in respect of Total Votes of Outstanding Stock	96.60%

(i) Appointment of two shareholders to approve and sign the minutes.

The shareholders' meeting resolved by 277,308,307 favorable votes, representing 100% of the votes cast, to appoint the representatives of shareholders NATIONAL STATE and IRSA INVERSIONES Y REPRESENTACIONES S.A. to approve and sign the Shareholders' Meeting Minutes.

No negative votes were recorded. The abstention by shareholder THE BANK OF NEW YORK ADRs, holding 1,171,560 shares, was recorded.

(ii) AMENDMENT TO THE DIRECTORS' COMPENSATION PLAN APPROVED BY THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETINGS NO. 13 (HELD ON 04/28/1999) AND NO. 47 (HELD ON 04/28/2004), IMPLEMENTING THE PROVISIONS OF SECTION 14, PARAGRAPH C), CLAUSE (i) OF THE CORPORATE BY-LAWS

The shareholders' meeting resolved by 260,165,842 favorable votes, representing 100.00% of the votes cast, to amend Section 14 of the Corporate By-laws and therefore to repeal the resolutions adopted at the General Ordinary Shareholders' Meetings No. 13 and No. 47 implementing the provisions of paragraph c) thereof in connection with the Executive Committee's compensation, and to such effect, to instruct the Company's Board of Directors to call a General Extraordinary Shareholders' Meeting for purposes of replacing its current wording with the following: "SECTION 14 – COMPENSATION: a) Non-executive directors: The duties of the non-executive members of the Board of Directors shall be compensated as resolved upon annually by the General Ordinary Shareholders' Meeting on a global basis, which compensation shall be equally distributed among them, and among their alternates in proportion to the permanent vacancies filled by such alternates. The General Ordinary Shareholders' Meeting shall authorize the amounts which may be paid on account of said fees during the current fiscal year, subject to ratification by the Shareholders' Meeting which deals with said fiscal year. b) Executive Directors: The Chairman and the other directors of the Company performing managerial, technical and administrative duties or special commissions shall receive a remuneration for said duties or commissions of a level consistent with the one prevailing in the market, which shall be fixed by the Board of Directors, with the abstention of the relevant members, and shall be subject to ratification by the Shareholders' Meeting; c) Members of the Executive Committee: Directors who are members of the Executive Committee and who perform the duties set forth in Section 19 shall receive a compensation component which shall be equal to the amount that results from subtracting from the maximum amount set forth by paragraph d) below, the non-executive directors' fees (par. a) and the compensation payable to the chairman and directors performing specific functions (par. b) as approved at the General Ordinary Shareholders' Meeting for the same fiscal year. The amount of such bonus compensation shall be allocated among its members as resolved

upon by the Executive Committee itself. d) Maximum Amount: The aggregate amount of the directors' compensation as set forth or approved pursuant to the provisions of paragraphs a), b) and c) above, shall not exceed five percent (5 %) of the after-tax income for the fiscal year involved in those cases in which no dividend distribution is made for any reason, and shall be increased in proportion to the existence of cash dividends up to a maximum of fifteen percent (15 %) of computable income. e) Insufficient Profits: In case no income is recorded for any fiscal year or if such income had been reduced to pay the compensations provided for in paragraphs a), b) and c) above and it were necessary to surpass the limits set forth in paragraph d) above and/or those set forth in Section 261 of Law 19,550, they shall be payable only if it were expressly resolved upon at the General Ordinary Shareholders' Meeting. To such effect, this item shall be included in the agenda and the compensations shall be fixed taking into account of the directors' responsibilities, the time devoted to their duties, their qualifications and professional standing and value of the their services in the market."

No negative votes were recorded. The abstention of 9 shareholders, holding in the aggregate 18,314,025 shares, was recorded. In this regard, shareholder THE BANK OF NEW YORK ADRs, abstained from voting 1,171,560 shares.

(iii) REVIEW OF THE RESOLUTION ADOPTED BY THE GENERAL ORDINARY SHAREHOLDERS' MEETING NO. 56 HELD ON AUGUST 31, 2005 UPON DEALING WITH THE SECOND ITEM OF THE AGENDA RELATED TO THE COMPENSATION PAYABLE TO THE DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE AND, AS APPLICABLE IN LINE WITH THE RESOLUTION ADOPTED ON THE PREVIOUS ITEM, DETERMINATION OF THE COMPENSATION PAYABLE TO THE DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE AND WHO PERFORMED DUTIES DURING THE FISCAL YEAR ENDED 12-31-2004, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION, THAT TAKE INTO CONSIDERATION RETAINED EARNINGS/LOSSES RATHER THAN THE NET INCOME FOR 2004 OF PS. 279,143 THOUSAND (SECTION 71, SECOND PART OF LAW 19,550);

The shareholders' meeting resolved by 260,165,842 favorable votes, representing 100.00% of the votes cast, to repeal a resolution approved at the General Shareholders' Meeting No. 56 held on August 31, 2005, upon dealing with the second item of the Agenda -in which fees payable to the Directors who are members of the Executive Committee were fixed at Ps. 2,771 thousand as profit sharing and at Ps. 17,521 thousand as stock appreciation- in order to set directors' fees at Ps. 10,527 thousand for those members of the Executive Committee performing executive duties during the fiscal year ended December 31, 2004, such fees being additional to those already fixed upon dealing with the fourth item of the Agenda of the General Ordinary Shareholders' Meeting No. 51 held on April 28, 2005. In the resolution it was put on record that the referred repeal has the effects set forth in the Law 19,550, Section 254, second part.

No negative votes were recorded. The abstention of 9 shareholders, holding in the aggregate 18,314,025 shares, was recorded. In this regard, shareholder THE BANK OF NEW YORK ADRs, abstained from voting 1,171,560 shares.

Thereafter, the representative of shareholder IRSA Inversiones y Representaciones S.A. motioned that this Meeting be adjourned until next July 21 at 12.00 noon.

The above motion was approved by 195,526,045 favorable votes, representing 100.00% of the votes cast.

No negatives votes were recorded. The abstention of 5 shareholders holding in the aggregate 82,953,822 shares, was recorded.

[Letterhead of Banco Hipotecario]

[Seal:] 008340 - Argentine Securities Commission - June 27, 2006 – [illegible] – RECEIVED

NOTE No. 279

BUENOS AIRES, June 27, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: General Extraordinary Shareholders' Meeting of Banco Hipotecario S.A..

This is to notify you that the Board of Directors of this Company has resolved to call a General Extraordinary Shareholders' Meeting to be held on July 21, 2006 at the registered office located at Reconquista 151, 7th Floor of the city of Buenos Aires.

For such purpose, please find attached hereto the following documentation:

1. A transcription of the relevant part of Board minutes No. 194 corresponding to the meeting held last June 22, which considered and resolved to call the aforementioned Meeting.

2. Notice of the Meeting.

Sincerely yours,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario]

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Extraordinary Shareholders' Meeting to be held on July 21, 2006, at first call at 11:00 a.m., at its registered office of Reconquista 151, 7th floor, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes. (ii) Amendment to Section 14 of the Corporate By-laws, for it to read as follows: "SECTION 14 – COMPENSATION: a) Non-executive directors: The duties of the non-executive members of the Board of Directors shall be compensated as resolved upon annually by the General Ordinary Shareholders' Meeting on a global basis, which compensation shall be equally distributed among them, and among their alternates in proportion to the permanent vacancies filled by such alternates. The General Ordinary Shareholders' Meeting shall authorize the amounts which may be paid on account of said fees during the current fiscal year, subject to ratification by the Shareholders' Meeting which deals with said fiscal year. b) Executive Directors: The Chairman and the other directors of the Company performing managerial, technical and administrative duties or special commissions shall receive a remuneration for said duties or commissions of a level consistent with the one prevailing in the market, which shall be fixed by the Board of Directors, with the abstention of the relevant members, and shall be subject to ratification by the Shareholders' Meeting; c) Members of the Executive Committee: Directors who are members of the Executive Committee and who perform the duties set forth in Section 19 shall receive a compensation component which shall be equal to the amount that results from subtracting from the maximum amount set forth by paragraph d) below, the non-executive directors' fees (par. a) and the compensation payable to the chairman and directors performing specific functions (par. b) as approved at the General Ordinary Shareholders' Meeting for the same fiscal year. The amount of such bonus compensation shall be allocated among its members as resolved upon by the Executive Committee itself. d) Maximum Amount: The aggregate amount of the directors' compensation as set forth or approved pursuant to the provisions of paragraphs a), b) and c) above, shall not exceed five percent (5 %) of the after-tax income for the fiscal year involved in those cases in which no dividend distribution is made for any reason, and shall be increased in proportion to the existence of cash dividends up to a maximum of fifteen percent (15 %) of computable income. e) Insufficient Profits: In case no income is recorded for any fiscal year or if such income had been reduced to pay the compensations provided for in paragraphs a), b) and c) above and it were necessary to surpass the limits set forth in paragraph d) above and/or those set forth in Section 261 of Law 19,550, they shall be payable only if it were expressly resolved upon at the General Ordinary Shareholders' Meeting. To such effect, this item shall be included in the agenda and the compensations shall be fixed taking into account of the directors' responsibilities, the time devoted to their duties, their qualifications and professional standing and value of the their services in the market.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th floor, City of Buenos Aires, on or before July 17, 2006, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario followed by Notary Public's seal and signature]

TRANSCRIPTION OF THE RELEVANT PART OF BOARD MINUTES No. 194 OF BANCO HIPOTECARIO S.A. "BOARD MINUTES No. 194. In the City of Buenos Aires, on this 22nd day of June of the year two thousand and six, at 1:00 p.m., a meeting was held by the Board of Directors of BANCO HIPOTECARIO S.A. at its registered office, with the attendance of its Chairwoman, Mrs. Clarisa Diana LIFSIC de ESTOL, the Vice Chairman, Eduardo S. ELSZTAIN, and the Regular Directors: for Class "A", Jaime A. GRINBERG, for Class "C", Federico L. BENSADÓN, and for Class "D", Gabriel A. REZNIK, Saúl ZANG, and Ernesto M. VIÑES. Also present were the following Regular Syndics: for Class "A", Dr. Silvana GENTILE, for Class "B", Dr. Martín SCOTTO, and for Classes "D" and "C", José Daniel ABELOVICH, Dr. Marcelo FUXMAN and Dr. Ricardo FLAMMINI. Directors Jorge Luis MARCH, Edgardo FORNERO, Jacobo Julio DREIZZEN, Carlos B. PÍSULA, and Pablo VERGARA DEL CARRIL were absent to the Meeting. Upon verifying the existence of legal and statutory quorum, the Chairwoman opened the Meeting and submitted to consideration the first and sole Agenda item: **CALL TO GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING:** (...) Therefore, the Board of Directors unanimously resolved: 1) To call the shareholders of Banco Hipotecario S.A. to a General Extraordinary Shareholders' Meeting to be held on July 21, 2006, at first call at 11:00 a.m., at its registered office of Reconquista 151, 7th Floor, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes. (ii) Amendment to Section 14 of the Corporate By-laws, for it to read as follows: "SECTION 14 – COMPENSATION: a) Non-executive directors: The duties of the non-executive members of the Board of Directors shall be compensated as resolved upon annually by the General Ordinary Shareholders' Meeting on a global basis, which compensation shall be equally distributed among them, and among their alternates in proportion to the permanent vacancies filled by such alternates. The General Ordinary Shareholders' Meeting shall authorize the amounts which may be paid on account of said fees during the current fiscal year, subject to ratification by the Shareholders' Meeting which deals with said fiscal year. b) Executive Directors: The Chairman and the other directors of the Company performing managerial, technical and administrative duties or special commissions shall receive a remuneration for said duties or commissions of a level consistent with the one prevailing in the market, which shall be fixed by the Board of Directors, with the abstention of the relevant members, and shall be subject to ratification by the Shareholders' Meeting; c) Members of the Executive Committee: Directors who are members of the Executive Committee and who perform the duties set forth in Section 19 shall receive a compensation component which shall be equal to the amount that results from subtracting from the maximum amount set forth by paragraph d) below, the non-executive directors' fees (par. a) and the compensation payable to the chairman and directors performing specific functions (par. b) as approved at the General Ordinary Shareholders' Meeting for the same fiscal year. The amount of such bonus compensation shall be allocated among its members as resolved upon by the Executive Committee itself. d) Maximum Amount: The aggregate amount of the directors' compensation as set forth or approved pursuant to the provisions of paragraphs a), b) and c) above, shall not exceed five percent (5 %) of the after-tax income for the fiscal year involved in those cases in which no dividend distribution is made for any reason, and shall be increased in proportion to the existence of cash dividends up to a maximum of fifteen percent (15 %) of computable income. e)

Insufficient Profits: In case no income is recorded for any fiscal year or if such income had been reduced to pay the compensations provided for in paragraphs a), b) and c) above and it were necessary to surpass the limits set forth in paragraph d) above and/or those set forth in Section 261 of Law 19,550, they shall be payable only if it were expressly resolved upon at the General Ordinary Shareholders' Meeting. To such effect, this item shall be included in the agenda and the compensations shall be fixed taking into account of the directors' responsibilities, the time devoted to their duties, their qualifications and professional standing and value of the their services in the market.". --

The foregoing is a true transcription of the relevant part of Board Minutes No. 194 recording the meeting held on June 22, 2006.---

For it to be filed with whomever it may concern, this instrument is issued and signed in Buenos Aires, on June 22, 2006.---

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[Letterhead of Banco Hipotecario]

[Seal: 008379 - Argentine Securities Commission - June 28, 2006 – 1.34 p.m. RECEIVED.]

NOTE No. 282

BUENOS AIRES, June 27, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Please find enclosed herewith the documentation identified below:

- Two copies of pages 41 through 44 of Share Deposit Book and Record of Shareholders' Meeting Attendance No. 3 evidencing the shareholders' attendance at the General Ordinary and Extraordinary Shareholders' Meeting held on 6/22/2006.
- Two copies of Minutes No. 62 of the Meeting referred to above, registered on Pages 414/418 of Shareholders' Meetings Minute Book No. 1.

Sincerely.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

MINUTES OF GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING No. 62. In the City of Buenos Aires, on June 22, 2006 at 12 noon, a General Ordinary and Extraordinary Shareholders' Meeting was held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 41 through 43 of the Share Deposit Book and Record of Shareholders' Meeting Attendance No. 3 of the Company in order to deal with the items of the Agenda contained in Board Minutes No. 193 dated May 18, 2006 and published in the Official Gazette and in "La Prensa" newspaper on May 24, 26 and 29 through 31, 2006. At first call, 24 Shareholders attended the Shareholders' Meeting by proxy whereas 1 shareholder attended per se, holding in the aggregate 146,728,681 common book-entry Class "A", "B", "C" and "D" shares, representing 97.82% of the outstanding capital stock and entitled to 278,479,867 votes. The Shareholders' Meeting was presided over by Mrs. Clarisa ESTOL in her capacity as President of the Company. The meeting was attended by Directors Eduardo Sergio ELSZTAIN, Jaime A. GRINBERG, Federico L. BENSADÓN, Gabriel A. REZNIK, Ernesto M. VIÑES, and Saúl ZANG. Syndics Silvana GENTILE, Martín SCOTTO, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN were also present thereat. Furthermore, Accountant Ariel SCHMUTZ also attended the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attended the meeting on behalf of the Argentine Securities Commission. Thereafter, upon verifying the existence of quorum as required by Section 244 of Law 19,550, as amended, for Extraordinary Shareholders' Meetings at first call, and as no objections were raised in connection therewith, the President declared the Shareholders' Meeting opened and submitted to consideration of the Shareholders the first item of the Agenda: I. **APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES**. The representative of Shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Lucila HUIDOBRO, identified with Order Number 8, asked for the floor and proposed the Shareholders' Meeting minutes to be approved and signed by the representatives of shareholders NATIONAL STATE and IRSA INVERSIONES Y REPRESENTACIONES S.A., stating in advance her favorable vote in such respect. Then, the President submitted the motion to the Shareholders for consideration. Upon the relevant voting having been made, the President informed that the motion was approved by 277,308,307 favorable votes, representing 100% of the votes cast. No negative votes were recorded, and the abstention of the shareholder

identified under Order Number 5 and 19 (THE BANK OF NEW YORK ADRs with respect to 1,171,560 votes) was recorded. Thereafter, the President submitted the second item of the Agenda to the consideration of the Shareholders' Meeting: II: **AMENDMENT TO THE DIRECTORS' COMPENSATION PLAN APPROVED BY THE RESOLUTIONS ADOPTED AT GENERAL ORDINARY SHAREHOLDERS' MEETINGS NO. 13 (HELD ON 04/28/1999) AND NO. 47 (HELD ON 04/28/2004), IMPLEMENTING THE PROVISIONS OF SECTION 14, PARAGRAPH C), CLAUSE (i) OF THE CORPORATE BY-LAWS**: In this regard, the President remarked that General Ordinary Shareholders' Meeting No. 13 held on April 28, 1999 had resolved upon the compensation component set forth by Section 14, paragraph c), clause (i) of the corporate By-laws payable to the directors who are members of the Executive Committee, consisting of a permanent share in the company's profits and stock appreciation rights for a term of five years, which period was extended for another five years through a resolution passed at General Shareholders' Meeting No. 47 held on April 28, 2004. No benefits were accrued under either of these plans for the first four effective years. Consequently, the members of the Executive Committee did not receive the compensation component provided for in the above mentioned provision during such period. However, the favorable results obtained by the Company in the last two fiscal years and significant increase in the shares listing price in the Buenos Aires Stock Exchange, resulted in a substantial amount of fees accrued under the referred plans, which gave rise to several questionings by some shareholders. In order to avoid such distortions in the accrual of the compensation components resulting from the above plans and/or the concentration of their results in certain fiscal years, it was decided to submit their amendment to the consideration of this Shareholders' Meeting. The floor was then yielded to the shareholders and the representative of Shareholder INVERSIONES Y REPRESENTACIONES S.A., Mrs. Lucila Huidobro, identified under Order number 8, motioned that, in view of the agreement reached among the company's majority shareholders, an amendment should be made to Section 14 of the Corporate By—laws and that therefore, the resolutions adopted at General Ordinary Shareholders' Meetings No. 13 and No. 47 implementing the provisions of paragraph c) thereof in connection with the Executive Committee's compensation should be repealed, and to such effect, that the Company's Board of Directors should be instructed to call a General Extraordinary Shareholders' Meeting for purposes of replacing its current wording with the following: "SECTION 14 - COMPENSATION: a) Non-executive directors:

The duties of the non-executive members of the Board of Directors shall be compensated as resolved upon annually by the General Ordinary Shareholders' Meeting on a global basis, which compensation shall be equally distributed among them, and among their alternates in proportion to the permanent vacancies filled by such alternates. The General Ordinary Shareholders' Meeting shall authorize the amounts which may be paid on account of said fees during the current fiscal year, subject to ratification by the Shareholders' Meeting which deals with said fiscal year. b) Executive Directors: The Chairman and the other directors of the Company performing managerial, technical and administrative duties or special commissions shall receive a remuneration for said duties or commissions of a level consistent with the one prevailing in the market, which shall be fixed by the Board of Directors, with the abstention of the relevant members, and shall be subject to ratification by the Shareholders' Meeting; c) Members of the Executive Committee: Directors who are members of the Executive Committee and who perform the duties set forth in Section 19 shall receive a compensation component which shall be equal to the amount that results from subtracting from the maximum amount set forth by paragraph d) below, the non-executive directors' fees (par. a) and the compensation payable to the chairman and directors performing specific functions (par. b) as approved at the General Ordinary Shareholders' Meeting for the same fiscal year. The amount of such bonus compensation shall be allocated among its members as resolved upon by the Executive Committee itself. d) Maximum Amount: The aggregate amount of the directors' compensation as set forth or approved pursuant to the provisions of paragraphs a), b) and c) above, shall not exceed five percent (5 %) of the after-tax income for the fiscal year involved in those cases in which no dividend distribution is made for any reason, and shall be increased in proportion to the existence of cash dividends up to a maximum of fifteen percent (15 %) of computable income. e) Insufficient Profits: In case no income is recorded for any fiscal year or if such income had been reduced to pay the compensations provided for in paragraphs a), b) and c) above and it were necessary to surpass the limits set forth in paragraph d) above and/or those set forth in Section 261 of Law 19,550, they shall be payable only if it were expressly resolved upon at the General Ordinary Shareholders' Meeting. To such effect, this item shall be included in the agenda and the compensations shall be fixed taking into account of the directors' responsibilities, the

time devoted to their duties, their qualifications and professional standing and value of the their services in the market." Mrs. ESTOL submitted the motion to the shareholders for decision. Upon the relevant voting having been made, the President informed that the motion was approved by 260,165,842 favorable votes, representing 100% of the votes cast. No negative votes were recorded. The abstention of the following shareholders was recorded, namely: number 5 and 19 (THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 13 (MET AFJP FONDO NEGOCIABLE), 14 (CONSOLIDAR FONDO), 15 (MÁXIMA S.A. AFJP FONDO DE JUBILACIONES Y PENSIONES), 17 (ORÍGENES AFJP S.A. FONDO NEGOCIABLE), 20 (ARAUCA BIT AFJP S.A. FONDO), 24 (FUTURA AFJP FONDO), 34 (PROFESIÓN + AUGE AFJP FONDO) and 37 (MET AFJP S.A. ENCAJE NEGOCIABLE). Thereafter, the President submitted the third item of the Agenda for consideration: III. **REVIEW OF RESOLUTION ADOPTED BY GENERAL ORDINARY SHAREHOLDERS' MEETING NO. 56 HELD ON AUGUST 31, 2005 UPON DEALING WITH THE SECOND ITEM OF THE AGENDA RELATED TO THE COMPENSATION PAYABLE TO THE DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE AND, AS APPLICABLE IN LINE WITH THE RESOLUTION ADOPTED ON THE PREVIOUS ITEM, DETERMINATION OF THE COMPENSATION PAYABLE TO THE DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE FOR THE DUTIES PERFORMED DURING THE FISCAL YEAR ENDED 12-31-2004, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION, THAT TAKE INTO CONSIDERATION RETAINED EARNINGS/LOSSES RATHER THAN THE NET INCOME FOR 2004 OF Ps. 279,143 THOUSAND (SECTION 71, SECOND PART OF LAW 19,550)**: In this regard, Mrs. ESTOL stated that as the directors, syndics and shareholders knew, a court action challenging the shareholders' resolution referred to in this item of the Agenda had been filed by certain shareholders. Consequently, the Board deemed it advisable that the resolution dated 08-31-05 - whereby payment of fees to the directors who are members of the Executive Committee for Ps. 2,771 thousand as profit sharing and Ps. 17,521 thousand as stock appreciation was approved - should be reviewed by this Ordinary Shareholders' Meeting, and that, if applicable, a new resolution should be adopted in connection with the compensation payable to the directors who are members of the Executive Committee for their performance during the fiscal year ended December 31, 2004. In this sense, the shareholders were informed that the directors who received such bonuses had ratified the statement previously made by them upon endorsing the time deposits made with the collection amounts, to the effect that such collection would be made in consistence with the

final decision to be adopted in regard to such payment, and in such sense they had stated in writing by means of an instrument held by the President that they jointly agreed to receive such amount as finally determined by this General Ordinary Shareholders' Meeting. The representative of Shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Lucila HUIDOBRO, took the floor and motioned that, in view of the agreement reached by the Company's majority shareholders on the matter under review and the statement made by the directors receiving the compensation, the resolution adopted at the General Ordinary Shareholders' Meetings No. 56 held on August 31, 2005 upon dealing with the second item of the Agenda -in which the fees payable to the Directors who are members of the Executive Committee were fixed at Ps. 2,771 thousand as profit sharing and Ps. 17,521 thousand as stock appreciation- should be repealed, and that the fees payable to the directors who are members of the Executive Committee and who performed executive duties during the fiscal year ended December 31, 2004 should be set at Ps. 10,527 thousand, such fees being additional to those already fixed upon dealing with the fourth item of the Agenda of General Ordinary Shareholders' Meeting No. 51 held on April 28, 2005. In the resolution it was put on record that the referred repeal has the effects set forth in Law 19,550, Section 254, second part. Mrs. HUIDOBRO also stated in advance her favorable vote in such respect. Then, the President submitted the motion raised to vote by the Shareholders. Upon the relevant voting having been made, the President informed that the motion was approved by 260,165,842 favorable votes, representing 100% of the votes cast. No negative votes were recorded. The abstention of the following shareholders was recorded, namely: number 5 and 19 (THE BANK OF NEW YORK ADRs, with respect to 1,171,560 votes), 13 (MET AFJP FONFO NEGOCIABLE), 14 (CONSOLIDAR FONDO), 15 (MÁXIMA S.A. AFJP FONDO DE JUBILACIONES Y PENSIONES), 17 (ORÍGENES AFJP S.A. FONDO NEGOCIABLE), 20 (ARAUCA BIT AFJP S.A. FONDO), 24 (FUTURA AFJP FONDO), 34 (PROFESIÓN + AUGE AFJP FONDO) and 37 (MET AFJP S.A. ENCAJE NEGOCIABLE). Now, therefore, it was declared that the General Ordinary Shareholders' Meeting resolved: 1) To repeal the resolution adopted at General Ordinary Shareholders' Meetings No. 56 dated August 31, 2005 upon dealing with the second item of the Agenda -in which the fees payable to the Directors who are members of the Executive Committee were fixed at Ps. 2,771 thousand as profit sharing and at Ps. 17,521 thousand as stock appreciation; 2) To set the fees payable to the directors who are members of the Executive Committee and who performed executive

duties during the fiscal year ended December 31, 2004 at Ps. 10,527, such fees being additional to those already fixed upon dealing with the fourth item of the Agenda of General Ordinary Shareholders' Meeting No. 51 dated April 28, 2005; and 3) To expressly put on record that the repeal resolved upon at this shareholders' meeting has the effects set forth in Law 19,550, Section 254, second part. The representative of Shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Lucila HUIDOBRO, took the floor and motioned that the meeting be adjourned until July 21, 2006 at 12.00 noon. Mrs. ESTOL submitted the motion made to consideration by the shareholders. Upon the relevant voting having been made, the motion was approved by 195,526,045 favorable votes, representing 100% of the votes cast. No negative votes were recorded. The abstention of the following shareholders was recorded, namely: number 5 and 19 (THE BANK OF NEW YORK ADRs), 10 (DOLPHIN FUND PLC), 11 (JPMORGAN CHASE BANK), 24 (FUTURA AFJP FONDO) and 34 (PROFESIÓN + AUGE AFJP FONDO). Therefore, at 12.55 p.m., the meeting was adjourned until 7/21/06 at 12.00 noon. Corrigenda: 195,526,045 is valid.

[There follow two illegible signatures.]